DORATO RESOURCES INC.

Suite 507 – 837 West Hastings Street

Vancouver, BC   V6C 3N6

Tel:  (604) 685-1017

Fax:  (604) 685-5777

CUSIP No. 258128 10 7

NEX Trading Symbol:  DRI.H

Shares Outstanding:  6,818,187

For Immediate Release

March 28, 2008

Trading Symbol: DRI.H – NEX

CORPORATE UPDATE

Vancouver, Canada- Dorato Resources Inc. (“Dorato”) previously announced that it had entered into five option agreements to acquire 69 mineral claims covering Peruvian extensions of the emergent Cordillera del Condor Gold (CdC) Copper Belt (the “Mineral Claims”).

In accordance with the TSX Venture Exchange (the “TSX-V) policies, the acquisition by Dorato of the Mineral Claims will constitute a change of business to the mining sector and will require Dorato to satisfy applicable TSX-V requirements, including shareholder approval and preparation of a Filing Statement. As previously announced, Dorato is also conducting a non-brokered private placement financing of up to 17,000,000 shares (the “Shares”) at a price of $0.60 per Share. Dorato intends to use the proceeds to fund the acquisition and exploration of the Mineral Claims and for general corporate purposes.

The TSX-V policies require that Dorato issue a news release updating the status of the change of business transaction every 30 days. This news release is intended to update and supplement the news releases issued November 19, 2007, December 19, 2007, January 22, 2008 and February 22, 2008.

On March 27, 2008 Dorato received conditional approval of the transaction by the TSX-V.  Final acceptance of the transaction by the TSX-V is subject to a number of conditions, including Dorato completing all the filing requirements under the applicable TSX-V policies, completion of the non-brokered private placement, and Dorato providing evidence to the TSX-V that it meets the applicable public distribution requirements.

ON BEHALF OF THE BOARD:

(signed) “Anton J. Drescher,” President

For further information, please call: (604) 685-1017

Completion of the transaction is subject to a number of conditions, including Exchange acceptance and disinterested Shareholder approval. The transaction cannot close until the required Shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the filing statement to be prepared in connection with the transaction, any information released or received with respect to the change of business may not be accurate or complete and should not be relied on. Trading in the securities of Dorato Resources Inc. should be considered highly speculative.

The TSX Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

Cautionary Statements

This press release contains statements that are “forward looking”. Generally, the words “expect”, “intend”, “estimate”, “will” and similar expressions identify forward-looking statements, By their very nature, forward-looking statements are subject to known and unknown risks and uncertainties that may cause our actual results, performance or achievements, or that of our industry, to differ materially from those expressed or implied in any of our forward looking statements. Statements in this press release regarding Dorato’s business or proposed business, which are not historical facts, are “forward-looking” statements that involve risks and uncertainties, such as estimates and statements that describe Dorato’s future plans, objectives or goals, including words to the effect that Dorato or management expects a stated condition or result to occur. Since forward looking statements address events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. Investors are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date they are made.